UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 30, 2021 (March 25, 2021)

BOWX ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39419	85-1144904
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2400 Sand Hill Rd., Suite 200 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

(650) 352-4877

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A common stock and one-third of one redeemable warrant	BOWXU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	BOWX	The Nasdaq Stock Market LLC
Redeemable warrants, warrant exercisable for one Class A common stock at an exercise price of $11.50 per whole share	BOWXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

This Amendment amends the Current Report on Form 8-K of BowX Acquisition Corp. (“BowX”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2021, in which BowX reported, among other events, the execution of the Merger Agreement (as defined below).

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

BowX is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. On March 25, 2021, BowX entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among BowX, BowX Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of BowX (“Merger Sub”), and WeWork Inc., a Delaware corporation (“WeWork”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law, as amended (“DGCL”), Merger Sub will merge with and into WeWork, the separate corporate existence of Merger Sub will cease and WeWork will be the surviving corporation and a wholly owned subsidiary of BowX (the “Merger”) and, following the Merger, WeWork will merge with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of BowX (“Merger Sub II”), pursuant to an agreement and plan of merger by and among BowX, WeWork and Merger Sub II, the separate corporate existence of WeWork will cease and Merger Sub II will be the surviving limited liability company and a wholly owned subsidiary of BowX;

(ii) as a result of the Merger, among other things, all outstanding shares of capital stock of WeWork (other than (A) shares of Class C common stock of WeWork (“Class C Common Stock”), which will be converted into the right to receive a number of shares of BowX Class C common stock equal to (x) the exchange ratio multiplied by (y) the number of shares of Class C Common Stock held by such holder as of immediately prior to the Closing, (B) treasury shares, (C) dissenting shares and (D) shares of capital stock of WeWork subject to stock awards) will be cancelled in exchange for the right to receive newly issued shares of Class A common stock, par value $0.0001 per share, of BowX (“BowX Common Stock”) determined based on a pre-money enterprise valuation of WeWork of approximately $9 billion and a $10.00 price per share of BowX Common Stock; and

(iii) BowX will immediately be renamed “WeWork Inc.” or such other name as agreed to by BowX and WeWork prior to Closing.

The Board of Directors of BowX has (i) determined that it is advisable to enter into the Merger Agreement and the documents contemplated thereby, (ii) approved the execution and delivery of the Merger Agreement and the documents contemplated thereby and the transactions contemplated thereby, and (iii) recommended the adoption and approval of the Merger Agreement and the other documents contemplated thereby and the transactions contemplated thereby by its stockholders.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of BowX and WeWork, (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by BowX in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) if a merger control filing is required by the Mexican Federal Economic Competition Commission (the Comisión Federal de Competencia Económica, or “COFECE”), COFECE has provided clearance of the transactions contemplated by the Merger Agreement, (v) receipt of approval for listing on The Nasdaq Stock Market or The New York Stock Exchange of the shares of BowX Common Stock to be issued in connection with the Merger, (vi) that BowX have at least $5,000,001 of net tangible assets upon the Closing, (vii) the absence of any injunctions or laws prohibiting the Merger, (viii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on WeWork and (ix) customary bringdown of the representations, warranties and covenants of the parties therein.

Another condition to the parties’ obligations to consummate the Merger is that, as of immediately prior to the Closing, the amount of cash available in (x) the trust account into which substantially all of the proceeds of BowX’s initial public offering and private placements of its securities have been deposited for the benefit of BowX, certain of its public stockholders and the underwriters of BowX’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy BowX’s obligations to its stockholders (if any) that exercise their rights to redeem all or a portion of their BowX Class A Common Stock pursuant to BowX’s certificate of incorporation and bylaws (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of BowX, WeWork or their affiliates) (the “Trust Amount”) plus (y) the amount of the PIPE Investment (as defined below) actually received by BowX prior to or substantially concurrently with the Closing, is equal to or greater than $800,000,000.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, subject to certain exceptions, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) WeWork to prepare and deliver to BowX certain consolidated financial statements of WeWork, (iv) BowX and WeWork jointly to prepare, and BowX to file, a proxy statement / registration statement on Form S-4 and take certain other actions to obtain the requisite approval of BowX stockholders of certain proposals regarding the Business Combination and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by BowX, Merger Sub and WeWork. The representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of BowX and WeWork, (ii) by WeWork or BowX, if certain approvals of the shareholders of BowX, to the extent required under the Merger Agreement, are not obtained as set forth therein, (iii) by WeWork, if there is an Acquiror Modification in Recommendation (as defined in the Merger Agreement), (iv) by BowX if there is a Company Modification in Recommendation (as defined in the Merger Agreement) (v) by BowX, if certain approvals of the stockholders of WeWork, to the extent required under the Merger Agreement, are not obtained within seven (7) business days after the registration statement on Form S-4 has been declared effective by the SEC and delivered or otherwise made available to stockholders, or (vi) by either BowX or WeWork in certain other circumstances set forth in the Merger Agreement, including (a) if any Governmental Authority (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced or entered any final and nonappealable Governmental Order (as defined in the Merger Agreement) that has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and (b) in the event of certain uncured breaches by the other party or if the Closing has not occurred on or before October 31, 2021, subject to extension by sixty (60) days in certain circumstances (the “Agreement End Date”).

Certain Related Agreements

Subscription Agreements

On March 25, 2021, concurrently with the execution of the Merger Agreement, BowX entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 80,000,000 shares of the BowX Common Stock for an aggregate purchase price equal to $10.00 per share (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors, provide for certain registration rights. In particular, BowX is required to, as soon as practicable but no later than 30 calendar days following the Closing, file with the SEC a registration statement registering the resale of such shares. Additionally, BowX is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies BowX that it will “review” the registration statement) following the filing date thereof and (ii) the 10th business day after the date BowX is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. BowX must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors no longer hold any registrable shares, (ii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and without the requirement for BowX to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable, and (iii) three years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (d) the Agreement End Date.

Sponsor Support Agreement

On March 25, 2021, BowX entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), by and among BowX Sponsor, LLC (the “Sponsor”), WeWork and BowX and the persons set forth on Schedule I attached thereto (the “Sponsor Persons”), pursuant to which the Sponsor and the Sponsor Persons agreed to, among other things, (i) cause to be forfeited 3,000,000 shares of Class B common stock, par value $0.0001 per share, of BowX held by the Sponsor and certain other persons and (ii) vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Stockholder Support Agreements

On March 25, 2021, BowX entered into Stockholder Support Agreements (the “Stockholder Support Agreements”), by and among BowX, WeWork and certain stockholders of WeWork (the “Key Stockholders”). Pursuant to the Stockholder Support Agreements, the Key Stockholders agreed to, among other things, execute and deliver a written consent with respect to the outstanding shares of WeWork capital stock held by the Key Stockholders adopting the Merger Agreement and related transactions and approving the Business Combination. Such written consent must be delivered promptly, and in any event within forty-eight (48) hours (or, in the case of WeWork’s largest stockholder, five (5) calendar days) after (x) the proxy statement/prospectus relating to the approval by BowX stockholders of the Business Combination is declared effective by the SEC and delivered or otherwise made available to BowX and WeWork stockholders, and (y) BowX or WeWork requests it. The shares of WeWork common stock and preferred stock that are owned by the Key Stockholders and subject to the Stockholder Support Agreements represent a majority of the outstanding voting power of WeWork capital stock (voting as a single class and on an as converted basis).

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, BowX, the Sponsor, the Key Stockholders and certain other stockholders of WeWork will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which BowX will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of BowX Common Stock and other equity securities of BowX that are held by the parties thereto from time to time. In certain circumstances, various parties in the Registration Rights Agreement can collectively demand up to nine underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

Additionally, in connection with the Business Combination, the Sponsor, certain of BowX’s officers and certain of WeWork’s officers and stockholders entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of BowX Common Stock held by such persons immediately after the Closing or any shares of BowX Common Stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of BowX Common Stock held by such persons immediately after the Closing (“Lock-Up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (each such action, a “Transfer”), for one year or nine months, as the case may be, after the Closing (the “Lock-Up Period”).

Credit Support Letter

On March 25, 2021, WeWork Companies LLC, SoftBank Group Corp., a Japanese joint-stock company (the “SoftBank Obligor”), and BowX entered into a Letter Agreement (the “Credit Support Letter”), pursuant to which the SoftBank Obligor commits to consent to an extension of the termination date of the Company Credit Agreement (as defined in the Merger Agreement) from February 10, 2023 to no later than February 10, 2024, subject to the terms and conditions set forth therein. Any extension of the termination date of the Company Credit Agreement will require the requisite consent of the lenders thereunder.

Stockholders Agreement

The Merger Agreement contemplates that, at the Closing, BowX, the Sponsor, SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited and certain other holders of BowX Common Stock will enter into a Stockholders Agreement (the “Stockholders Agreement”), pursuant to which, so long as such holders of BowX Common Stock continue to hold a specified amount of BowX Common Stock, then such holder will have the right to designate for nomination by the board of directors the number of candidates for election to the board of directors specified in the Stockholders Agreement. The Stockholders Agreement also provides that, so long as certain Starwood Capital investors continue to hold a specified amount of BowX Common Stock, then Starwood Capital will have the right to designate a board observer.

The foregoing description of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreements, Lock-Up Agreements, Registration Rights Agreement, Credit Support Letter and Stockholders Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement with certain WeWork stockholders, Stockholder Support Agreement with certain SoftBank parties, Lock-Up Agreements, Registration Rights Agreement, Credit Support Letter and Stockholders Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, Exhibit 10.5, Exhibit 10.6, Exhibit 10.7 and Exhibit 10.8, respectively, and the terms of which are incorporated by reference herein. The Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement with certain WeWork stockholders, Stockholder Support Agreement with certain SoftBank parties, Lock-Up Agreements, Registration Rights Agreement, Credit Support Letter and Stockholders Agreement have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about BowX or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement with certain WeWork stockholders, Stockholder

Support Agreement with certain SoftBank parties, Lock-Up Agreements, Registration Rights Agreement, Credit Support Letter and Stockholders Agreement, and the other documents related thereto, as applicable, were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement with certain WeWork stockholders, Stockholder Support Agreement with certain SoftBank parties, Lock-Up Agreements, Registration Rights Agreement, Credit Support Letter and Stockholders Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement with certain WeWork stockholders, Stockholder Support Agreement with certain SoftBank parties, Lock-Up Agreements, Registration Rights Agreement, Credit Support Letter or Stockholders Agreement, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement with certain WeWork stockholders, Stockholder Support Agreement with certain SoftBank parties, Lock-Up Agreements, Registration Rights Agreement, Credit Support Letter or Stockholders Agreement, as applicable, and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement with certain WeWork stockholders, Stockholder Support Agreement with certain SoftBank parties, Lock-Up Agreements, Registration Rights Agreement, Credit Support Letter or Stockholders Agreement, as applicable, which subsequent information may or may not be fully reflected in BowX’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of BowX Common Stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof, provided by Section 4(a)(2) of the Securities Act.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between WeWork and BowX. This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of WeWork, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all BowX shareholders. BowX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BowX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-1 (Registration No. 333-239941) originally filed with the SEC on July 17, 2020. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this Current Report on Form 8-K are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between WeWork and BowX include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of WeWork. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX, the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on WeWork’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of WeWork and potential difficulties in Company employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against WeWork or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or WeWork operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or WeWork’s business, WeWork’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and WeWork and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither WeWork nor BowX gives any assurance that either WeWork or BowX, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of March 25, 2021

10.1	Form of Subscription Agreements

10.2	Form of Sponsor Support Agreement

10.3	Form of Stockholder Support Agreement with Certain WeWork Stockholders

10.4	Form of Stockholder Support Agreement with Certain SoftBank Parties

10.5	Form of Lock-Up Agreement

10.6	Form of Amended and Restated Registration Rights Agreement

10.7	Credit Support Letter, dated as of March 25, 2021

10.8	Form of Stockholders Agreement

*

Certain schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. BowX hereby agrees to hereby furnish supplementally a copy of all omitted schedules to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

BOWX ACQUISITION CORP.

Date: March 30, 2021	By:	/s/ Vivek Ranadivé
	Name:	Vivek Ranadivé
	Title:	Chairman and Co-Chief Executive Officer